EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(In millions)

	For the years ended December 31,
	2013	2012	2011	2010	2009
EARNINGS (LOSS):
Income (loss) from continuing operations, before income taxes	$63	$(581)	$200	$2,272	$(1,515)
Less: Undistributed earnings from limited partnerships and other alternative investments	33	(8)	65	60	(380)
Add: Total fixed charges, before interest credited to contractholders	434	498	562	566	537
Total earnings (loss), before interest credited to contractholders	464	(75)	697	2,778	(598)
Interest credited to contractholders [1]	7,011	5,871	203	526	4,537
Total earnings (loss)	$7,475	$5,796	$900	$3,304	$3,939

FIXED CHARGES:
Interest expense	$397	$457	$508	$508	$476
Interest factor attributable to rentals and other [2]	37	41	54	58	61
Total fixed charges, before interest credited to contractholders	434	498	562	566	537
Interest credited to contractholders [1]	7,011	5,871	203	526	4,537
Total fixed charges	7,445	6,369	765	1,092	5,074
Preferred stock dividend requirements [3]	2	244	15	687	271
Total fixed charges and preferred stock dividend requirements, before interest credited to contractholders	436	742	577	1,253	808
Total fixed charges and preferred stock dividend requirements	$7,447	$6,613	$780	$1,779	$5,345

RATIOS:
Total earnings (loss) to total fixed charges [4]	1.0	NM	1.2	3.0	NM
Total earnings (loss) to total fixed charges and preferred stock dividend requirements [4]	1.0	NM	1.2	1.9	NM

Deficiency of total earnings (loss) to total fixed charges [5]	$—	$573	$—	$—	$1,135
Deficiency of total earnings (loss) to total fixed charges and preferred stock dividend requirements [5]	$—	$817	$—	$—	$1,406

Ratios before interest credited to contractholders [6]
Total earnings (loss) to total fixed charges [4]	1.1	NM	1.2	4.9	NM
Total earnings (loss) to total fixed charges and preferred stock dividend requirements [4]	1.1	NM	1.2	2.2	NM

[1]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.

[2]
Interest factor attributable to rental and others includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance costs.

[3]	Preferred stock dividend requirements include preferred stock dividends accrued and accretion of discount on preferred stock issuance.

[4]	Ratios of less than one-to-one are presented as “NM” or not meaningful.

[5]
Represents additional earnings that would be necessary to result in a one-to-one ratio. These amounts are primarily due to before-tax realized losses of $(744) and $(2.0) billion, which include before-tax impairments of $(349) and $(1.5) billion, for the years ended December 31, 2012 and 2009, respectively.

[6]
These secondary ratios are disclosed for the convenience of fixed income investors and the rating agencies that serve them and are more comparable to the ratios disclosed by all issuers of fixed income securities.

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